TASEKO ANNOUNCES AT-THE-MARKET OFFERING

May 3, 2023, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the “Company”) announces that it has entered into an equity distribution agreement dated May 3, 2023 (the “Equity Distribution Agreement”) providing for an at-the-market equity offering program (“ATM”) with National Bank Financial, Canaccord Genuity and Stifel GMP and their respective United States affiliates (collectively, the “Agents”).

The ATM will allow Taseko, through the Agents, to offer and sell from time to time in Canada and the United States, through the facilities of the Toronto Stock Exchange (“TSX”) and the NYSE American LLC (“NYSE American”) such number of common shares as would have an aggregate offering price of up to US$50 million. Sales of the common shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions and an “at-the-market offering” as defined in Rule 415 under the United States Securities Act of 1933, as amended, including sales made by the Agents directly on the TSX, the NYSE American or any other trading market for common shares in Canada, the United States or as otherwise agreed between the Agents and the Company.  The Company has applied to the TSX and NYSE American for listing of the common shares that may be issued under the ATM and sales will be subject to the receipt of the required stock exchange approvals. The common shares sold under the ATM will also be admitted to trading on the London Stock Exchange.

The ATM will be effective until May 26, 2025 unless terminated before such date in accordance with the Equity Distribution Agreement. The timing and extent of the use of the ATM will be at the discretion of the Company. Accordingly, total gross proceeds from sales made under the ATM, if any, could be significantly less than US$50 million.

The Company intends to use any proceeds from the ATM for its general corporate purposes, which may include (i) capital expenditures for the Company’s Gibraltar mine, (ii) expenses associated with the development of the Company’s Florence Copper project, (iii) expenditures on Taseko’s other projects, and (iv) general corporate and working capital purposes.

The sale of the Company’s common shares through the ATM will be made pursuant to, and qualified in Canada by, a prospectus supplement dated May 3, 2023 (the “Prospectus Supplement”) to the base shelf prospectus of the Company dated April 25, 2023 (the “Base Prospectus”), and in the United States pursuant to a prospectus supplement dated May 3, 2023 (the “U.S. Prospectus Supplement”) to the Company’s final base shelf prospectus contained in the Company’s effective registration statement on Form F-10 (File No. 333-271142) filed with the United States Securities and Exchange Commission (the “SEC”). The Prospectus Supplement (together with the Base Prospectus) will be available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and the U.S. Prospectus Supplement (together with the related base prospectus) will be available on the SEC’s website at www.sec.gov. Printed or electronic copies of the documents can also be requested by contacting the Company’s Corporate Secretary by mail at #1200 - 1040 West Georgia Street, Vancouver, BC, Canada, V6E 4H1, by email at investor@tasekomines.com or by phone at +1 778-373-4533. Alternatively, the following Agents participating in the ATM will arrange to send you these documents if you make a request by contacting:

National Bank Financial Inc.

475 Howe Street, Suite 3000

Vancouver, BC V6C 2B3

gavin.brancato@nbc.ca

Canaccord Genuity

99 High Street

12th Floor

Boston, MA 02110

prospectus@cgf.com

Stifel Nicolaus Canada Inc.

161 Bay Street, Suite 3800

Toronto, ON M5J 2S1

SyndProspectus@stifel.com

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state or jurisdiction.

For further information on Taseko:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Stuart McDonald

President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements made in this news release include statements regarding the Company’s expected use of proceeds from the ATM, if any.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our input costs, such as diesel fuel, reagents, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the impact of rising interest rates by central banks on our current and future borrowing costs, including the impact that inflation could have on the estimated costs related to the construction of the Florence Copper Project;
  uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia and other countries, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development;
  uncertainties about the continuing impact of the novel coronavirus (“COVID-19”) and the response of local, provincial, state, federal and international governments to the ongoing threat of COVID-19, on our operations (including our suppliers, customers, supply chains, employees and contractors) and economic conditions generally including stimulation measures implemented, rising inflation levels and in particular with respect to the demand for copper and other metals we produce;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to control our operating costs, including inflationary cost pressures at Gibraltar without impacting our planned copper production;
  the risk of inadequate insurance or inability to obtain insurance to cover material mining or operational risks;
  uncertainties related to the feasibility study for the Florence Copper Project and our other development projects which provide estimates of future production, expected or anticipated capital and operating costs, expenditures and economic returns from these mining projects;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that grades and recoveries at Gibraltar may not remain consistent with our mineral reserve expectations and current mine plans;
  the risk that we may not be able to expand or replace reserves as our existing mineral reserves are mined;
  the availability of, and uncertainties relating to the development of, additional financing and infrastructure necessary for the advancement of our development projects, including with respect to our ability to obtain any remaining construction financing potentially needed to move forward with commercial operations at Florence Copper;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition, particularly in respect to Florence Copper that requires one key regulatory permit from the U.S. Environmental Protection Agency (“EPA”) in order to advance to a construction decision and commercial operations;
  uncertainties related to the Florence Copper Project execution plan, including inflation risk and the potential impact of supply chain disruptions on our construction schedule, which could impact the transition into construction operations after the final permit is received from the EPA;
  uncertainties relating to the satisfaction of the conditions for the advance of the US$50 million deposit under our copper stream agreement with Mitsui for the construction of the Florence Copper commercial facility and our US$25 million equipment commitment from Bank of America Leasing and Capital, LLC;
  uncertainties relating to our ability to secure premium pricing for copper produced at the Florence Copper facility based on its low-carbon characteristics;
  the risk that until construction of the commercial facility at Florence Copper is complete and ramped up, there could be increases in actual costs incurred that will negatively impact our estimates for current projected economics for commercial operations at Florence Copper;
  uncertainties related to First Nations claims and consultation issues;
  our reliance on rail transportation and port terminals for shipping our copper concentrate production from Gibraltar;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations and mine closure and bonding requirements;
  our current dependence solely on our 87.5% interest in Gibraltar for revenues and operating cashflows;
  our ability to collect payments from customers, extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mine, industrial accidents, equipment failure, weather related breakdowns or other events or occurrences, including third party interference that interrupt the production of minerals in our mine;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to forest fires, flooding, extreme cold, drought, or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation, including litigation to which Florence Copper could be subject to;

    our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
    our ability to meet the financial reclamation security requirements for Gibraltar, Florence Copper and other development projects;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects, including Florence Copper;
  our reliance upon key management and operating personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices, foreign exchange, interest rates or input costs such as diesel fuel;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; and Management Discussion and Analysis ("MD&A"), quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading "Risk Factors".

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.